UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Richard B. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,174,612 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,174,612 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,174,612 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 163,355,074 shares of Class V-3 common stock and 4,289,412 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT, of which Richard B. Cohen is trustee, (ii) 41,549,600 shares of Class V-3 common stock and 1,878,766 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc., of which Richard B. Cohen is the President and Chief Executive Officer, and (iii) 4,971,224 shares of Class V-3 common stock and 130,536 shares of Class V-1 common stock held of record by the Richard B. Cohen Revocable Trust, of which Richard B. Cohen is trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 270,454,758 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 216,174,612 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 39.6% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC 2021 4 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,644,486 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,644,486 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,644,486 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 163,355,074 shares of Class V-3 common stock and 4,289,412 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The RBC 2021 4 Year GRAT. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 221,924,632 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 167,644,486 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 30.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS RJJRP Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,428,366 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,428,366 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,428,366 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of 41,549,600 shares of Class V-3 common stock and 1,878,766 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position as President and Chief Executive Officer of RJJRP Holdings, Inc. and his ownership interest therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 97,708,512 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 43,428,366 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 8.0% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,101,760 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,101,760 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,101,760 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 4,971,224 shares of Class V-3 common stock and 130,536 shares of Class V-1 common stock held of record by the Richard B. Cohen Revocable Trust. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of the Richard B. Cohen Revocable Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 59,381,906 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 5,101,760 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.9% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,041,534 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,041,534 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,041,534 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 3,938,126 shares of Class V-3 common stock and 103,408 shares of Class V-1 common stock held of record by the Reporting Person. The Reporting Person exercises all voting and dispositive power of such shares. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 58,321,680 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A common stock outstanding as of July 19, 2022 and (y) 4,041,534 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A common stock, (ii) 74,177,907 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of (i) Richard B. Cohen, (ii) RJJRP Holdings, Inc., (iii) The RBC 2021 4 Year GRAT, (iv) the Richard B. Cohen Revocable Trust and (v) Perry Cohen (collectively, the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item	3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Triggering Events I and II

On July 13, 2022, Triggering Event I (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 3,201,061 Earnout Interests. On July 18, 2022, Triggering Event II (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 3,201,061 Earnout Interests. On July 19, 2022, the Issuer issued 6,402,122 shares of Class V-1 common stock and the equivalent number of OpCo Units to the Reporting Persons in satisfaction of the Earnout Interests earned by the Reporting Persons in connection with Triggering Event I and Triggering Event II. Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)	The Reporting Persons are in the aggregate beneficial owners of 213,814,024 shares of Class V-3 Common Stock and 6,402,122 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 80.2% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s shares of Class V-3 Common Stock and Class V-1 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 274,496,292 shares of Class A Common Stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of July 19, 2022 and (y) 220,216,146 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock and Class V-1 Common Stock). Based on the total of 545,391,078 shares of the Issuer’s common stock outstanding as of July 19, 2022 (including (i) 54,280,146 shares of Class A Common Stock, (ii) 74,177,907 shares of Class V-1 Common Stock, and (iii) 416,933,025 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 40.4% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 19, 2022.

RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock and 1,878,766 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein.

The RBC 2021 4 Year GRAT is the record holder of 163,355,074 shares of Class V-3 Common Stock and 4,289,412 shares of Class V-1 common stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC 2021 4 Year GRAT by virtue of his role as sole trustee of the trust.

The Richard B. Cohen Revocable Trust is the record holder of 4,971,224 shares of Class V-3 Common Stock and 130,536 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust.

Perry Cohen is the record holder of 3,938,126 shares of Class V-3 Common Stock and 103,408 shares of Class V-1 Common Stock. Perry Cohen exercises full voting and dispositive power over the shares of which he is the owner of record. Based on the nature of their relationship, Perry Cohen and Richard B. Cohen, who share a familial relationship, may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The Reporting Persons expressly disclaim the existence of any shared voting or dispositive powers between Perry Cohen and any of the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons’ knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)	Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022

/s/ Richard B. Cohen
Richard B. Cohen

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

THE RBC 2021 4 YEAR GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

RICHARD B. COHEN REVOCABLE TRUST

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

/s/ Perry Cohen
Perry Cohen